                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              DIEDRICH COFFEE, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                     253675
                                 (CUSIP Number)


                                Paul C. Heeschen
                              Heeschen & Associates
                       450 Newport Center Drive, Suite 450
                         Newport Beach, California 92660
                                  714-644-1850
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 9, 1997
             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                       13D

CUSIP No.     253675                                           PAGE 2 OF 5 PAGES

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   1  NAME OF REPORTING PERSON                                      D.C.H.,L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS
            WC
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)
      [ ]  Not Applicable
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
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                      7   SOLE VOTING POWER
                             0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY             1,362,197 shares of Common Stock
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING               0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                             1,362,197 shares of Common Stock
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,362,197 shares of Common Stock
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [ ]  Not Applicable
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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              25.3%
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  14  TYPE OF REPORTING PERSON*
              PN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                       13D

CUSIP No.     253675                                           PAGE 3 of 5 PAGES

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   1  NAME OF REPORTING PERSON                                 Paul C. Heeschen
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
            WC
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)
      [ ]  Not Applicable
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America
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                      7   SOLE VOTING POWER
                             0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY             1,623,111 shares of Common Stock
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING               0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                             1,623,111 shares of Common Stock
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,623,111 shares of Common Stock
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [ ]  NOT APPLICABLE
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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              30.1%
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  14  TYPE OF REPORTING PERSON*
              IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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               This Amendment No. 1 amends, in relevant part as follows, the
Schedule 13D, dated May 14, 1997, of D.C.H., L.P., a California limited partnership, and Paul C. Heeschen, the sole general partner of D.C.H., L.P. (the "Reporting Persons") with respect to the common stock, $0.01 par value per share ("Common Stock"), of Diedrich Coffee, Inc., a Delaware corporation.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                This Amendment No. 1 to Schedule 13D relates to the purchase by D.C.H., L.P. from one or more sellers in the open market of 138,000 shares of Common Stock, which results in an increase of 2.6% in the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons as reported on Schedule 13D filed with the Securities and Exchange Commission on May 14, 1997. D.C.H., L.P. purchased the 138,000 shares of Common Stock with working capital funds on June 9, 1997 at a weighted average purchase price of $2.9194 per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

               (a) The responses of the Reporting Persons with regard to Items 11 and 13 of the cover pages to this Amendment No. 1 to Schedule 13D that relate to the aggregate number and percentage of Common Stock beneficially owned by such persons are herein incorporated by reference.

               (b) The responses of the Reporting Persons with regard to Items 7, 8, 9 and 10 of the cover pages to this Amendment No. 1 to Schedule 13D that relate to the number of shares as to which such persons have sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or direct the disposition are herein incorporated by reference.

               (c) Except as described herein, neither Reporting Person has effected any transaction relating to shares of Common Stock since the most recent filing on Schedule 13D.

               (d) As the sole general partner of D.C.H., L.P. with voting and investment power as to all of such shares beneficially owned by D.C.H., L.P., Mr. Heeschen is deemed to beneficially own all of the shares of Common Stock beneficially owned by D.C.H., L.P.

               (e) Not applicable.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               99.1     Joint Reporting Agreement (previously filed with the
                        Schedule 13D on May 14, 1997).


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                                   SIGNATURES

               After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated:         June 10, 1997                D.C.H., L.P.,
                                            a California limited partnership

                                            By: /s/ PAUL C. HEESCHEN
                                               ---------------------------------
                                               Paul C. Heeschen
                                               General Partner

                                            /s/ PAUL C. HEESCHEN
                                            ------------------------------------
                                            Paul C. Heeschen